Exhibit 99.1

Far Point Provides Update on Global Blue Transaction

July 15, 2020. New York, New York. Far Point Acquisition Corporation (NYSE: FPAC, FPAC.UN, and FPAC.WS), a special purpose acquisition company (“FPAC”), today announced the following in connection with its previously announced pending business combination transaction (the “Transaction”) with Global Blue Group AG (“Global Blue”). On July 13, 2020, FPAC received a memorandum from SL Globetrotter, L.P. (“Globetrotter”), Global Blue’s largest shareholder and the representative of Global Blue’s other shareholders, outlining certain unilateral waivers and commitments made by such shareholders that impact the Transaction and the surviving company. The memorandum has been publicly filed as part of an amendment to the Schedule 13D previously filed by Globetrotter and certain of its affiliates.

FPAC welcomes these changes, which consist of:

•	Global Blue’s shareholders have waived the pre-deal dividend to which they are entitled, which will provide the surviving company with approximately $175 million of increased liquidity;

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Global Blue’s shareholders have committed to convert to ordinary shares of the surviving company up to approximately $57 million of preferred stock to which Global Blue’s shareholders would be entitled based on the level of FPAC redemptions; and

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Certain of Global Blue’s shareholders have committed to provide the surviving company with a further $75 million in a supplemental liquidity facility that can be drawn during the eighteen month period following a closing. If drawn, this facility would provide funding in the form of subordinated debt with two years’ maturity from the date of draw which, according to Globetrotter’s memorandum, enhances the surviving company’s ability to comply with its ongoing debt covenants.

If the Transaction is approved by FPAC stockholders, there remains a risk that one or more conditions to the closing will not be satisfied. While FPAC remains open to considering actions that will improve the value of the Transaction for its stockholders, it continues to reserve its rights to assert that conditions to closing cannot be satisfied, as well as all other rights under the Merger Agreement. The Board’s recommendation that FPAC’s stockholders vote “AGAINST” the transaction remains unchanged for many of the reasons outlined in the preliminary proxy statement/prospectus currently on file with the SEC. The Board notes, however, that these waivers will substantially improve the liquidity position of the surviving business, and, in addition, the waiver of the re-deal dividend will enhance the value of the surviving business by leaving the approximately $175 million on the balance sheet.

FPAC will continue to work with Global Blue under the terms of FPAC’s agreement with Global Blue and other parties to finalize the proxy statement and call a special meeting of FPAC’s stockholders to vote on the Transaction as promptly as practicable. When filed, the proxy statement will elaborate on the waivers and their effect on the Transaction and the surviving company.

In addition, FPAC announced that it has set a record date of July 24, 2020 (the “Record Date”) for the special meeting of stockholders (the “Special Meeting”) to approve the Transaction. Completion of the Transaction is subject to approval by the stockholders of FPAC and the Record Date determines the holders of FPAC’s common stock entitled to receive notice of and to vote at the Special Meeting on the Transaction. The date of the Special Meeting has not yet been scheduled.

About Far Point

Far Point Acquisition Corporation (NYSE: FPAC) is a special purpose acquisition company organized under the laws of Delaware for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses in the financial technology industry. The company completed its initial public offering on the NYSE in June 2018, raising $632 million from investors.

Additional Information

Global Blue Group Holding AG, the intended successor entity in the Transaction, has filed a Registration Statement on Form F-4 (File No. 333-236581) (as amended, the “Registration Statement”), which includes a preliminary prospectus and preliminary proxy statement. After the Registration Statement is declared effective, the definitive proxy statement and other relevant documents will be mailed to stockholders of FPAC as of the Record Date. Stockholders of FPAC and other interested persons are advised to read the preliminary proxy statement/prospectus included in the Registration Statement, any amendments thereto, and the definitive proxy statement/prospectus in connection with FPAC’s solicitation of proxies for the special meeting to be held to approve the Transaction, because these documents will contain important information about FPAC, Global Blue, and the Transaction. Stockholders can also obtain copies of the Registration Statement and, when available, the definitive proxy statement/prospectus, without charge, by directing a request to: Far Point Acquisition Corporation, 18 West 18th Street, New York, NY 10011. These documents and FPAC’s annual and other reports filed with the Securities and Exchange Commission (the “SEC”) can also be obtained, as available, without charge, at the SEC’s internet site (http://www.sec.gov).

FPAC, Global Blue and their respective directors, executive officers, other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies from the stockholders of FPAC in connection with the Transaction. Stockholders of FPAC and other interested persons may obtain more information regarding the names and interests in the proposed Transaction of FPAC’s directors and officers in FPAC’s filings with the SEC, including FPAC’s Annual Report on Form 10-K for the year-ended December 31, 2019, which was filed with the SEC on March 12, 2020. Additional information regarding the interests of such potential participants in the solicitation process is also included in the Registration Statement, and will be included in the definitive proxy statement/prospectus and other relevant documents when they are filed with the SEC.

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